[Letterhead of Sellers Capital LLC and Sellers Capital Master Fund, Ltd.]
December 31, 2008
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Premier Exhibitions, Inc. (the “Company”) Consent Revocation Statement Filed by the Company on December 29, 2008
Dear Sirs and Madams,
This letter sets forth the comments of Sellers Capital LLC and Sellers Capital Master Fund, Ltd. to the consent revocation statement of the Company filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2008. Unless otherwise noted, references to page numbers in this letter are to the version of the consent revocation statement filed by the Company via EDGAR.
1.	On page 1, the Company has defined Sellers Capital LLC and Sellers Capital Master Fund, Ltd. as both “Sellers” and “Sellers Capital.” Throughout the consent revocation statement, the Company also refers to Mark Sellers or Mr. Sellers. In many cases, the Company makes references to “Sellers” and “Mr. Sellers” in the same sentence or consecutive sentences, which are confusing and misleading. For example, in its cover letter the Company states that “[i]n short, you are being asked to turn over control of the Company to Mr. Sellers. In return, however, Sellers is not providing you with a control premium....” We are uncertain as to why the Company cannot refer to Sellers Capital LLC as “Sellers Capital” throughout its consent revocation statement, and why it must refer to Sellers Capital LLC as “Sellers” in the same discussions that include references to Mr. Sellers. We believe the Company’s convention on this point is misleading.

2.	Throughout the consent revocation statement, the Company includes statements such as “[t]his Consent Revocation Statement is furnished by the Board of Directors...,” “the Board of Directors strongly believes...” and “your Board believes....” See, for example, the multiple references in the “Questions and Answers...” section on pages 9 and 10. However, the Company’s Board has not made the determinations regarding the solicitation described in the consent revocation statement. These determinations have been made only by a special committee of the Company’s Board, consisting only of Mr. Cretan, Mr. Reed and Mr. Banker. In some instances, the Company specifically excludes Mr. Sellers and Mr. Hugh Sam. In one instance, the Company states that “[t]he special committee...together with Mr. Arnie Geller strongly believes....” Only the special committee has made these determinations, and not the other directors such as Mr. Geller and Mr. Ingalls. As has been publicly disclosed, Mr. Ingalls has submitted his resignation to the Company and specifically cited his inability to work with Mr. Geller. We understand that Mr. Ingalls does not support the consent revocation statement and has informed the Company of this. We believe that references by the Company to statements or determinations being made by “your Board” and similar references are false and misleading.

3.	Please refer to comment 2 above. Based on that comment, we are puzzled as to why Mr. Ingalls would be named as a participant, and his biography included, in the section of the consent revocation statement entitled “Information Regarding the Participants in this Consent Revocation Solicitation.”

4.	Please refer to comment 2 above. Based on that comment, we are also puzzled as to why Mr. Geller would be included as a participant in the section of the consent revocation statement entitled “Information Regarding the Participants in this Consent Revocation Solicitation.” Since Mr. Geller is not a participant in the consent revocation solicitation by virtue of being a director, we believe that the Company should specify his role and involvement in the solicitation.

5.	Please refer to comment 3 above. In its description of Mr. Ingalls’ biography and the terms of his employment agreement under which he may terminate his employment “for good reason,” the Company has not disclosed that Mr. Ingalls has triggered this provision by delivering his resignation to the Company (in which he cited his inability to work with Mr. Geller). If it is relevant to describe the terms of an employee’s severance rights, we believe it is certainly relevant to disclose if those terms have in fact already been triggered.

6.	The Company’s cover letter is addressed to “Dear Fellow Shareholder” but the letter is signed “Very truly yours, Name Title.” We believe that the Company’s shareholders should know who is signing the consent revocation statement on behalf of the Company.

7.	In the cover letter to the consent revocation statement, the Company states that “you are being asked to turn over control of the Company to Mr. Sellers.” We have nominated four independent directors for election to the Company’s Board of Directors, each of whom would have fiduciary duties running to each of the Company’s shareholders. In addition, the Company has offered no evidence showing that Mr. Sellers controls Mr. Hugh Sam or any of our four nominees to the Company’s Board. We believe that this statement by the Company is false and misleading.

8.	In the cover letter to the consent revocation statement and throughout the consent revocation statement, the Company makes statements such as “Sellers is not providing you with a control premium.” We have not indicated any plan or intent to acquire the Company or cause it to be sold and are only engaging in a consent solicitation to elect directors to the Company’s Board. A control premium is not paid in such circumstances. We believe that this statement by the Company is false and misleading. This statement also implies that, if we were to obtain control of the Company, we would stand to gain from our holdings disproportionately to the Company’s other shareholders, which we believe is false and misleading.

9.	In the cover letter to, and on page 5 of, the consent revocation statement, the Company states that since August 2008 “Mr. Geller has taken substantial steps to improve Premier’s operations and cash flows.” The Company also states that “Mr. Geller...is in the final stages of completing a comprehensive business plan to implement additional efforts in this regard.” We are puzzled regarding how Mr. Geller has improved the Company’s operations without having completed a business plan. If Mr. Geller has not completed a business plan that has been approved by the Company’s Board, we believe the consent revocation statement should explain how the Company’s operations have been improved.

10.	On page 1 of the consent revocation statement, the Company states that “Sellers’ nominees have been selected solely by Sellers Capital without review by or approval of the independent corporate governance and nominating committee of the Board.” However, the Company does not disclose that it has previously considered and interviewed one of our nominees, Mr. Bruce

Steinberg, for a position as a director of the Company. We believe that, without the additional disclosure, this statement by the Company is false and misleading.

11.	On page 4 of the consent revocation statement, the Company states that “Mr. Geller beneficially owns 2,262,967 shares of the Company’s common stock (and options to acquire an additional 1,125,000 shares), thus clearly aligning Mr. Geller’s interests with those of all of the Company’s shareholders” (emphasis added). Ownership of a company’s stock does not clearly or unequivocally align the shareholder’s interests with all of the company’s other shareholders. With respect to Mr. Geller, in light of the credible allegations that have been made against him in our consent solicitation statement, it cannot be said that his stock position alone clearly aligns his interests with other shareholders.

12.	On pages 4 and 6 of the consent revocation statement, with respect to Mr. Geller the Company refers to “a variety of short comings which are at best subject to dispute,” that he is “a diligent, hardworking and able executive,” and “that the allegations made by Sellers in its correspondence to the Board, did not...support Mr. Geller’s termination for ‘cause’ as defined in Mr. Geller’s employment agreement.” As disclosed in our consent solicitation statement, in response to a request from the Company’s counsel, we submitted a 30-page document to the Company’s Board outlining the bases we believe exist to terminate Mr. Geller for cause. We believe that it is false and misleading for the Company to summarily dismiss these allegations without describing the allegations it considered and its reasons for determining that the allegations were “at best subject to dispute.” The Company has purported to respond to our specific allegations in the section of the consent revocation statement entitled “Responses to Specific Allegations Made by Sellers Capital.” We believe it is false and misleading for the Company not to respond to each of the material allegations made against Mr. Geller.

13.	On page 6 of the consent revocation statement, the Company discusses the change of control severance provisions in Mr. Geller’s and Mr. Zaller’s employment agreements in the section entitled “Sellers’ Solicitation, If Successful, Could Trigger The Company’s Change of Control Severance Agreements.” We believe these descriptions are inconsistent with the descriptions contained in the Company’s proxy statement filed with the Commission on September 29, 2008.

14.	Please refer to comment 13 above. The Company does not disclose that a termination for “cause” would trump these severance obligations. If the Company believes otherwise, we believe it should at least disclose that there is a colorable argument that the termination for cause provisions trump these severance obligations.

15.	Please refer to comment 13 above. The Company does not disclose that the term of Mr. Zaller’s employment agreement expires on January 27, 2009. Therefore, it appears that the Company could avoid any payment obligations arising upon a change of control by simply employing Mr. Zaller in his current position through that date.

16.	Please refer to comment 13 above. The Company states that a change of control is triggered if “three...members of the Board of Directors” serving as of the effective time of the agreement “no longer comprise a majority of the Board.” Since the Company’s Board currently consists of seven members, we are uncertain as to how any three persons could currently comprise a majority of the Company’s Board. Therefore, it appears that the Company has either incorrectly described the change of control trigger or failed to disclose that these provisions have already been triggered.

17.	Please refer to comment 13 above. The Company states that Mr. Geller can elect to receive his compensation in the form of the Company’s common stock at a price equal to 50% of the Company’s stock price on the date of election. It is our understanding that the Company did not obtain shareholder approval for this provision, as is required by NASDAQ rules. We believe it is material for the Company’s shareholders to know that this provision may subject the Company to risks associated with noncompliance with NASDAQ rules.

18.	On page 6 of the consent revocation statement, the Company compares the poor performance of its stock price to “consumer entertainment companies similar to Premier.” We believe that the stock prices of similar entertainment companies have not performed as poorly as the Company’s stock price, and therefore believe that this statement is false and misleading. The Company also blames the Company’s poor stock price performance in part on “what may be the most significant financial turmoil experienced by the U.S. equity markets since the great depression in 1929.” However, the Company does not explain that not every public company in the United States has experienced a 96% decline in its stock price from the middle of 2007 to the Company’s recent all-time low price of $0.56 per share. We believe the Company should explain its stock price in relation to its recent earnings performance.

19.	On page 7 of the consent revocation statement, the Company states that “Mr. Geller was not CEO for the six month period ended August 31, 2008 when the Company reported net income of only $27,000 on revenues of $30.3 million,” implying that this is the only period for which we have criticized Mr. Geller’s financial stewardship of the Company. On page 7 of our consent solicitation statement, under the section entitled “We believe the Company has a history of delivering disappointing earnings performance,” we cite a specific example of Mr. Geller’s poor financial stewardship. We believe it is false and misleading for the Company to imply that Mr. Geller’s financial stewardship is sound since he was not the CEO during one particular period of poor performance by the Company. During the six month period ended August 31, 2008, Mr. Geller was Chairman of the Company’s Board, and the Company’s CEO during that period was, we believe, chosen under Mr. Geller’s leadership.

20.	On page 7 of the consent revocation statement, the Company states that it “has engaged JC Jones & Associates, LLC, a management advisory firm, to assist management in the preparation of a comprehensive business plan and to provide turnaround analysis.” The Company does not disclose when this engagement occurred, which we believe was very recently, or that this was done in response to our efforts to get the Company to improve its operations.

21.	Please refer to comment 20 above. The Company also does not disclose that this engagement was not approved by the Company’s Board of Directors, but was we believe effected by Mr. Geller without the Board’s approval.

22.	The Company has not disclosed in the consent revocation statement whether the members of the special committee will receive any compensation in connection with their service on that committee.

23.	On page 13 of the consent revocation statement, the Company states that “certain of our executive officers and other employees may be deemed to be a ‘participant’ in this solicitation.” The Company makes a similar statement in Appendix A. We believe that it is false and misleading for the Company not to specify who is a participant in its solicitation of revocations, particularly in light of its frequent and confusing references to “the Board,” the “special committee” and the “special committee...together with Mr. Arnie Geller.”

24.	On page 13 of the consent revocation statement, the Company states that “none of us, the participants or any of their affiliates has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of our last fiscal year or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeds $120,000.” However, the Company fails to disclose that the Company’s CEO, Mr. Arnie Geller, has employed his spouse, Ms. Judith Geller, who receives compensation in excess of $120,000 per year.

25.	On page 13 of the consent revocation statement, the Company states that “none of us, any of the participants or any of their affiliates has any arrangements or understandings with any person with respect to any future employment by us or our affiliates or with respect to any future transactions to which we or any of our affiliates will or may be a party.” However, the Company fails to disclose the terms of Mr. Geller’s employment agreement.

26.	The Company fails to disclose whether any of the participants in its solicitation, including Mr. Geller, have failed to timely make any filings under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We believe that Mr. Geller has made at least one Section 16 filing significantly late.

27.	The Company’s disclosures in its “Background of the Consent Solicitation” section are minimal, particularly in comparison to the disclosures made in our consent solicitation statement. We believe the Company should, for example, more fully describe the matters considered and conclusions reached by the special committee of the Board. For example, we believe the Company should disclose the material allegations made against Mr. Geller and the special committee’s conclusions regarding why such allegations were not considered important by the special committee. In addition, the Company has not disclosed which recent actions by the Board or Mr. Geller were taken due to actions or pressure by us or our existing board designees. The Company also has not disclosed the background to Mr. Geller’s pending business plan that “is in the final stages.” The Company has also not explained how it arrived at the conclusion regarding the Company’s “critical need to effect a financial turn-around,” and what role our board designees played in that process.

28.	On the Company’s consent revocation card, the Company states that the consent revocation is being solicited “on behalf of the Board of Directors.” However, we believe that neither the consent revocation statement nor the consent revocation card has been approved by the Company’s Board of Directors, but only the special committee.

29.	On page 7 of the consent revocation statement, the Company notes that “Mr. Geller has agreed to defer $345,000, or approximately 49%, of his salary until further notice.” This was also disclosed in an 8-K filing made on the Company’s behalf of December 29, 2008. It is our belief that neither this deferral arrangement nor the 8-K was requested or approved by the Company’s Board of Directors. We question whether this arrangement and 8-K were effected by Mr. Geller without the involvement of the Company’s Board. See also the disclosure in our consent solicitation statement on pages 7 and 11 regarding the Company’s failure to report on Form 8-K the resignations of two financial officers of the Company who recently resigned citing their inability to work with management (one of whom specifically cited his inability to work with Mr. Geller). We believe the Company should explain whether Mr. Geller causes the Company to make Form 8-K filings that are approved only by him and/or prevents required Form 8-K filings from being made by the Company when they would be embarrassing to him. Please also refer to comment 30 below.

30.	The Company fails to disclose Ned Collette’s resignation in December 2008, which we learned through our two designees on the Company’s Board. We understand that Ned Collette was serving as the Company’s Senior Vice President of Operations. We believe Mr. Collette’s resignation triggered an 8-K filing that has not been made. We certainly believe that Mr. Collette’s resignation would be material to the Company’s shareholders in light of the significant number of executives and senior managers that have recently resigned and the allegations that we have made against Mr. Geller regarding his difficulties in working with other executives and senior managers.

31.	Please refer to comment 29 above. The Company has not explained its failure to disclose Mr. Ingalls’ and Ms. Kellar’s resignation notices on a timely basis. On November 11, 2008, Mr. Ingalls, the Company’s Chief Financial Officer, and Ms. Kellar, the Company’s Chief Accounting Officer, provided their written resignation notices to the Company citing their inability to work with management (with Mr. Ingalls specifically citing his inability to work with Mr. Geller). The Company disclosed to the public these notices of resignation on December 4, 2008, more than two weeks after the disclosure was required to be made under the Commission’s rules. As described in our consent solicitation statement, the Company made this disclosure only after we reminded the Company’s Board of its obligations.

32.	We believe that the following statements impugn the character of the participants in our consent solicitation in violation of Rule 14a-9 of the Exchange Act:
▪	“If successful, Sellers Capital will be able to exert substantial influence over and potentially control the actions, strategy, and direction of your Company without paying a control premium to you.” See page 4 of the Company’s consent revocation statement. See also comment 8 above.

▪	“[T]he Board believes that Sellers Capital’s insistence on abruptly terminating Mr. Geller...purportedly on the basis of a variety of short comings which are at best subject to dispute, belies Seller’s real intention; that is, obtaining control of the Company without paying the shareholders an appropriate premium for that control” (emphasis added). See page 4 of the Company’s consent revocation statement. We have never indicated a plan or intent to acquire the Company or cause it to be sold, and we believe that it is inappropriate and misleading for the Company to speculate about anyone’s “real intentions.” See also comment 8 above.

▪	“Sellers Capital is asking you to vote for what could amount to a change in control of the Company, but they are neither paying you a control premium, nor are they giving you a clear and concrete path to realizing value for your investment in the Company.” See page 5 of the Company’s consent revocation statement. See also comment 8 above.
33.	The Company fails to disclose Mr. Geller’s misstatements to the press that we believe are material in light of the Company’s reference to “a variety of [Mr. Geller’s] short comings which are at best subject to dispute” and statements that Mr. Geller is “a diligent, hardworking and able executive” on pages 4 and 6 of the Company’s consent revocation statement. In April 2008, ABC News reported the investigation into the Company’s practices by the Attorney General of the State of New York triggered by a “20/20” report on the Company. The “20/20” report disputed Mr. Geller’s assertion as to the source of the bodies for the “Bodies” exhibition. Mr. Geller stated that the Company obtained the bodies from a medical school in Dalian, China; however, according to ABC News, school officials informed ABC News that it was “not true.” Instead, ABC News reported that the bodies for display were supplied by a private company led by a professor from a medical university. See Anna Schecter, “Bodies’ CEO Resigns After ‘20/20’ Report” (April 21, 2008), available at http://a.abcnews.com/Blotter/story?id=4696964&page=1. We believe that public misstatements by Mr. Geller are relevant to whether he is “a diligent, hardworking and able executive” and believe that these apparent misstatements should be discussed in that context.

34.	In its consent revocation statement, the Company fails to disclose the investigation by the Attorney General of the State of New York into the Company’s human anatomy exhibition known as “Bodies...The Exhibition” in New York City. As disclosed in the Company’s Form 8-K filed with the Commission on May 29, 2008, the Company entered into an Assurance of Discontinuance with the Attorney General of the State of New York on May 23, 2008. The Company agreed to pay $15,000 to the Attorney General, to retain an independent monitor to ensure compliance with the Assurance, to make certain disclosures regarding the sourcing of the specimens presented in the exhibition and to create an eight-month escrow fund of $50,000 to reimburse customers who would not have attended the New York City exhibition had they known the facts set forth in the disclosures. We believe the disclosure of the Attorney General’s investigation is material in light of the Company’s reference to “a variety of [Mr. Geller’s] short comings which are at best subject to dispute” and statements that Mr. Geller is “a diligent, hardworking and able executive” on pages 4 and 6 of the Company’s consent revocation statement. See also comment 33 above.

35.	The Company fails to disclose Mr. Geller’s settlement with the Commission, which was disclosed on page 4 of Mr. Geller’s Schedule 13D/A filed with the Commission on February 14, 2007. According to the Schedule 13D/A, the Commission and Mr. Geller entered into a settlement in 2004 based on potential violations of Section 13(d) of the Exchange Act, Section 14(a) of the Exchange Act and related rules, and Mr. Geller paid a penalty of $85,000. We believe that prior allegations of violations of the federal securities laws made by the Commission against Mr. Geller are material in light of the allegations that have been made against Mr. Geller, particularly those relating to whether he causes the Company not to comply with the federal securities laws. See comments 29, 30 and 31 above.

36.	The Company fails to disclose that since Sellers Capital holds 16.3% of the outstanding shares of the Company, based on the number of shares reported by the Company to be outstanding as of December 18, 2008, consents from the holders of only approximately 33.8% of the shares must be received by Sellers Capital in order for our four nominees to be elected to the Company’s Board.

37.	In the section of the consent revocation statement entitled “Responses to Specific Allegations Made by Sellers Capital,” the Company purports to respond to the specific allegations regarding the Company and Mr. Geller that we made in our consent solicitation statement. However, the Company has responded to only some of those allegations. We believe that the Company’s implication that it has responded to each of our specific allegations is false and misleading. As one example, although the Company praises its efforts taken “in keeping with good corporate governance practices,” the Company has not responded to the alleged multiple breaches of its own policy against nepotism. The Company also has not explained why Mr. Geller’s compensation package was “appropriate when determined.” Please also refer to comment 12 above.

38.	We believe the Company should have filed its consent revocation statement under the EDGAR code “PREC14A” as opposed to “PRE 14A.”

We hope this assists you in your evaluation process. If you have any questions regarding our comments, please contact our counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5500.

Respectfully,

Sellers Capital Master Fund, Ltd.		Sellers Capital LLC

By:	/s/ Samuel S. Weiser	By:	/s/ Samuel S. Weiser

Name:	Samuel S. Weiser	Name: Samuel S. Weiser
Title:	Chief Operating Officer,	Title: Chief Operating Officer
Sellers Capital LLC, Investment Manager